Exemption number: 82 4639

02 SEP 26

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

SUPPL

To:	Divis[redacted]ance		
Firm:	Un… anc…	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	Wo… Dire… Relations	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*

02055035

Announcement also provided to required statutory authorities

Date: **26 September 2002**

Number of pages (including this one): *1*

Current report 59/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 27 August 2002 a change in share capital was registered at the Warsaw Regional Court, Section XIX (Economic) of the National Court of Registration for the company WFP Hefra S.A. with its registered head office in Warsaw (a subsidiary of KGHM Metale S.A., which in turn is a subsidiary of KGHM Polska Miedź S.A.).

The share capital of WFP Hefra S.A. was increased by PLN 7 400 thousand through the issuance of 1 156 250 bearer shares with a nominal value of PLN 6.40 each. These shares were acquired through a cash payment by the Equity Investment Fund KGHM Metale S.A.

The share capital of WFP Hefra S.A. following registration amounts to PLN 15 600 thousand.

The total number of votes arising from all issued shares following registration of this change in share capital is 2 437 500.

Following registration of this change the ownership structure of WFP Hefra S.A. is as follows:

KGHM Metale S.A. – 90.24%
State Treasury – 1.98%
Industry Development Agency – 1.95%
Employees – 5.83%

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

dlw 9/26

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

WICEPREZES ZARZĄDU
Grzegorz Kubacki

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)